Exhibit 4.3

December 21, 2007

Carl E. Berg

Berg & Berg Enterprises, LLC

10050 Bandley Drive

Cupertino, CA 95014

                Re: Series C-1 and C-2 Preferred Stock Dividends

Dear Carl:

                The purpose of this letter is to memorialize certain prior understandings regarding the cumulative dividends on certain preferred stock of Valence Technology, Inc. (“Valence”) held by Berg & Berg Enterprises, LLC (“Berg & Berg”).

                By way of background, on July 14, 2005, Berg & Berg and Valence entered into an assignment agreement whereby Valence assigned to Berg & Berg the right to purchase certain shares of Series C-2 Convertible Preferred Stock (the “Series C-2 Agreement”). Similarly, on December 14, 2005, Berg & Berg and Valence entered into an assignment agreement whereby Valence assigned to Berg & Berg the right to purchase certain shares of Series C-1 Convertible Preferred Stock (the “Series C-1 Agreement,” and collectively with Series C-2 Agreement, the “Preferred Stock Agreements”). Pursuant to the Series C-1 Agreement, Berg & Berg purchased 430 shares of Series C-1 Convertible Preferred Stock (the “Series C-1 Preferred Stock”). Likewise, pursuant to the Series C-2 Agreement, Berg & Berg purchased 431 shares of Series C-2 Convertible Preferred Stock (the “Series C-2 Preferred Stock,” and collectively with the Series C-1 Preferred Stock, the “Preferred Stock”). After such purchases, Berg & Berg holds all of the outstanding shares of Preferred Stock.

                The rights and obligations with respect to the Preferred Stock are set forth in the Certificate of Designations, Preferences and Rights of Series C-1 Convertible Preferred Stock of Valence (the “Series C-1 Preferred Stock Designation”) and the Certificate of Designations, Preferences and Rights of Series C-2 Convertible Preferred Stock of Valence (the “Series C-2 Preferred Stock Designation,” and collectively with the Series C-1 Preferred Stock Designation, the “Preferred Stock Designations”).

                In addition to conferring the right to purchase Preferred Stock, the Preferred Stock Agreements specifically provided that Valence’s failure to redeem the Preferred Stock on December 15, 2005 in accordance with the terms of the Preferred Stock Designations did not constitute a default under the Preferred Stock Designations. In addition, Berg & Berg waived the accrual of any default interest applicable as a result of Valence’s failure to redeem the Preferred Stock.

Valence Technology, Inc. 12201 Technology Blvd. Suite 150, Austin, TX 78727

Tel: 512-527-2900, Fax: 512-527-2910

                Although it is not specified in the Preferred Stock Agreements, this letter confirms that it also was the mutual understanding of Berg & Berg and Valence that, until we agreed otherwise, Valence would not be required to pay to Berg & Berg cumulative dividends on the Preferred Stock, as specified in the Preferred Stock Designations, which provided that such dividends would be due and payable on a quarterly basis. Instead, such dividends would continue to cumulate and accrue (without interest) on the Preferred Stock according to the terms set forth in the Preferred Stock Designations, to be paid at such time as we may mutually agree, or upon redemption or conversion in accordance with the terms of the Preferred Stock Designations. Thus, Valence has not failed to make when due any payments of Preferred Stock dividends owed to Berg & Berg and is not in default under the terms of the Preferred Stock Designations.

                If the facts and recitations set forth in this letter are in accord with your understanding, please sign, date and return the enclosed counterpart of this letter to us.

Very truly yours,

VALENCE TECHNOLOGY, INC.

By:	/s/ Robert L. Kanode
Robert L. Kanode
President and Chief Executive Officer

AGREED AND ACCEPTED THIS

21st day of December      , 2007

BERG & BERG ENTERPRISES, LLC

By:	/s/ Carl E. Berg
Carl E. Berg